Contact:  First Interstate Bancorp      Kekst and Company
                    Ken Preston (213) 614-3656    Josh Pekarsky
                    Shirley Hosoi (213) 614-3043  (212) 593-2655

          FOR IMMEDIATE RELEASE

                FIRST INTERSTATE HAILS FED DECISION FOR HEARINGS
                --"SIGNIFICANT COMMUNITY ISSUES MUST BE HEARD"--

          LOS ANGELES, JANUARY 4, 1996 -- First Interstate today applauded the Federal Reserve Board's decision to hold hearings to examine the effects on the communities it serves under the hostile Wells Fargo takeover proposal versus a friendly merger with First Bank System.

          William E.B. Siart, First Interstate Chairman and CEO, said:
          "We are very pleased to see that the Fed, consistent with our serious concerns about the significant issues Wells' ill-conceived takeover attempt of First Interstate raises, has begun to investigate these issues thoroughly. We are confident the evidence elicited at the hearings will confirm that our communities would suffer a devastating blow should Wells Fargo be allowed to acquire First Interstate and execute its radical strategy of massive branch closings, layoffs and its "take-it-or-leave-it" attitude of forcing consumers and businesses into electronic banking and other alternative delivery systems.

          "A Wells Fargo takeover would reduce banking competition in California dramatically. This benefits no one but Wells Fargo. It will negatively impact rates and services, greatly increase the risk profile of a major California bank, and in numerous other ways cause great harm to the millions of hard-working people throughout California and California businesses for whom local, full-service branches are their financial lifeline. It is simply ludicrous of Wells Fargo to assume that our crucial small business and middle market customers could be adequately served by supermarket banking kiosks.

          "These significant community issues must be heard. We welcome the opportunity to contrast the clear deleterious effects that a Wells Fargo takeover would have with the beneficial, pro-competitive effect of the First Bank System merger that we have chosen, which is a transaction predicated on growth and retaining First Interstate's 400-branch network in California. The Wells Fargo takeover attempt is critical to the California community. The public's comments are essential to the continuation of banking competition and services in California," Mr. Siart said.

                                 #      #      #

          The participants in this solicitation include First Interstate Bancorp ("First Interstate") and the following directors: John E. Bryson, Edward M. Carson, Dr. Jewel Plummer Cobb, Ralph P. Davidson, Myron Du Bain, Don C. Frisbee, George M. Keller, Thomas L. Lee, Harold M. Messmer, Jr., Dr. William F. Miller, William S. Randall, Dr. Steven
          B. Sample, Forrest N. Shumway, William E. B. Siart, Richard
          J. Stegemeier and Daniel M. Tellep. Employee participants include David S. Belles, Executive Vice President and Controller; William J. Bogaard, Executive Vice President and General Counsel; Theodore F. Craver, Jr., Executive Vice President and Treasurer; Daniel R. Eitingon, Executive Vice President, Technology Banking; Gary S. Gertz, Executive Vice President and General Auditor; Lillian R. Gorman, Executive Vice President, Human Resources; Robert E. Greene, Executive Vice President and Chief Credit Officer; Steven L. Scheid, Executive Vice President, Financial Planning and Analysis; Richard W. Tappey, Executive Vice President, Administration; David K. Wilson, Executive Vice President and Senior Credit Review Manager; James J. Curran, Chief Executive Officer, Northwest Region; Linnet F. Deily, Chief Executive Officer, Texas Region; John S. Lewis, Chief Executive Officer, Southwest Region; Bruce G. Willison, Vice Chairman and Chief Executive Officer, California Region; Shirley Hosoi, Senior Vice President, Corporate Communications; Christine McCarthy, Executive Vice President, Investor Relations; Mariann Ohanesian, Vice President, Investor Relations; Kenneth W. Preston, Vice President, External Communications; and Shiromi D. Vethamani, Assistant Vice President, Investor Relations. All such persons and those listed below, in the aggregate, are deemed to own beneficially less than 2%, and no participant individually owns more than 1%, of the outstanding shares of First Interstate's common stock.
          First Bank System, Inc. ("FBS"), Eleven Acquisition Corp., a wholly owned subsidiary of FBS ("FBS Sub"), and First Interstate have entered into an Agreement and Plan of Merger, pursuant to which FBS Sub will merge with and into First Interstate with First Interstate being the surviving corporation (the "Merger"). At the effective time ("Effective Time") of the Merger, pursuant to the Merger Agreement, FBS will change its name to First Interstate Bancorp ("New First Interstate"). Mr. Siart, who is Chairman and Chief Executive Officer of First Interstate, will become President and Chief Operating Officer of New First Interstate. In addition, although not specifically required by the Merger Agreement, it is anticipated that at New First Interstate, Mr. Willison will serve as Vice Chairman, Corporate Banking and Ms. Deily will serve as Vice Chairman, Retail Banking. Under certain benefit plans, severance arrangements and other employment agreements maintained, or entered into, by First Interstate, certain benefits may become vested or accelerated in connection with the Merger with respect to Mr. Siart, other directors of First Interstate, Ms. Deily, Mr. Willison, and the other participants. During the period commencing on the Effective Time and continuing for not less than six years thereafter, New First Interstate will, to the fullest extent permitted under applicable law, have certain indemnification obligations to the participants with respect to matters arising at or prior to the Effective Time in connection with the Merger. First Interstate has absolute and sole discretion in designating 10 of the 20 directors of New First Interstate. First Interstate has not yet determined which other individuals it will designate to serve as directors of New First Interstate. For further description of the foregoing interests, see the Schedule 14D-9, dated and filed with the Securities and Exchange Commission on November 20, 1995, as thereafter amended, including the exhibits thereto.